Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-214987

Cullen/Frost Bankers, Inc.

$100,000,000 4.500% Subordinated Notes due 2027

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the preliminary prospectus supplement, dated March 10, 2017 (the “Prospectus Supplement”), to the prospectus dated December 8, 2016.

Issuer:	Cullen/Frost Bankers, Inc.

Securities Offered:	4.500% Subordinated Notes due March 17, 2027

Expected Ratings:*	A3 / BBB+ (Moody’s / S&P)

Aggregate Principal Amount:	$100,000,000

Trade Date:	March 10, 2017

Settlement Date:**	March 17, 2017 (T+5)

Maturity Date:	March 17, 2027

Coupon:	4.500% per annum, payable semi-annually in arrears

Interest Payment Dates:	Each March 17 and September 17, commencing September 17, 2017

Day Count Convention:	30/360

Public Offer Price:	99.777%

Yield to Maturity:	4.528%

Pricing Benchmark:	UST 2.250% Notes due February 15, 2027

UST Spot (Yield):	2.578%

Spread to Benchmark:	+ 195 basis points

Ranking:	Unsecured and subordinated in right of payment to the payment of the Issuer’s existing and future senior indebtedness (as defined in the Prospectus Supplement)

Optional Redemption:	In whole or in part, at any time or from time to time on or after February 17, 2027 at 100% of the principal amount of the subordinated notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption

Denominations:	Minimum denominations of $1,000 and any integral multiple thereof

Listing:	The subordinated notes will not be listed on any securities exchange.

CUSIP:	229899 AB5

ISIN:	US229899AB55

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. Keefe, Bruyette & Woods, A Stifel Company Sandler O’Neill + Partners, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

** It is expected that delivery of the subordinated notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise.

Accordingly, by virtue of the fact that the initial delivery of the subordinated notes will not be made on a T+3 basis, investors who wish to trade the subordinated notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. toll free at (866) 471-2526, or J.P. Morgan at 1-212-834-4533.